

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

Via Email
Nicole Anderson
President and Chief Executive Officer
Charlotte Capital Corp.
81 Dow Jones St. Ste 8
Henderson, NV 89074

> **Re:** **Charlotte Capital Corp.**
> **Registration Statement on Form S-1**
> **Filed July 5, 2011**
> **File No. 333-175344**

Dear Ms. Anderson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Update related disclosure throughout the filing as appropriate.

Prospectus Cover Page

2.   Please state clearly in the opening paragraph that this registration statement constitutes the initial public offering of Charlotte Capital Corp.

3.   You state here and on page 15 that the shares are intended to be sold directly through the efforts of Nicole Anderson, your sole officer and director, and that you have not entered into any agreements or arrangements for the sale of the shares with any broker/dealer or sales agent. However, this disclosure does not appear consistent with the sales agent agreement filed as Exhibit 99b to your registration, whereby Underhill Securities has

agreed to act as a non-exclusive selling agent for your registered securities upon effectiveness of the registration statement. Please revise your filing, where appropriate, to reflect that you have entered into the sales agent agreement with Underhill. We note further that disclosure at the bottom of the prospectus cover page states that Underhill "may act as a best efforts selling agent for the securities" offered under your registration statement. Please revise this statement to reflect, if accurate and as indicated by the selling agent agreement, that Underhill "will act" as a best efforts selling agent for the offering.

4. Further to the above comment, it appears that Underhill may be an underwriter of this offering under Section 2(a)(11) of the Securities Act of 1933. Accordingly, please revise your filing to name Underhill as an underwriter on a best-efforts basis on the cover page and in your Plan of Distribution section. See Items 501(b)(8) and 508 of Regulation S-K. Alternatively, tell us the basis for your conclusion that Underhill is not a statutory underwriter with respect to the offering.

5. You indicate that "Ms. Anderson' [sic] sale is subject to the requirements of Rule 419 and the proceeds from the resale of his [sic] shares will be deposited in the escrow account." However, it does not appear that Ms. Anderson is required to deposit the proceeds according to the terms of the escrow agreement. Your escrow agreement refers to shares sold by Joshua Sisk. Please revise accordingly.

6. Please revise to ensure that you describe in a consistent and accurate manner how the primary and resale offerings will be conducted. Your escrow agreement states that Ms. Anderson will be able to sell her shares only after you have sold the minimum number of shares in this offering (250,000). However, on page 14, you state that Ms. Anderson must sell all of the shares of the new issue offering on behalf of the company (1,000,000) prior to the sale of any shares held by her (8,000,000). Reconcile these seemingly inconsistent statements and revise, as applicable, throughout.

7. Further to the above comment, clarify whether Underhill will be a selling agent with respect to the shares held by Ms. Anderson in addition to the shares being offered by the company. In this regard, we note that the sales agent agreement does not appear to address this issue directly and that Ms. Anderson is not a party to the agreement in her individual capacity as a selling shareholder. Revise your disclosure as appropriate, including in the Plan of Distribution section, to reflect Underhill's participation, if any, in the resale offering. If it is participating in the resale offering, indicate whether Underhill has agreed to sell all 1,000,000 shares offered by the company before offering any of the 8,000,000 shares held by Ms. Anderson, and describe and file any such agreement.

8. We note that all subscription funds will be held in escrow in a non-interest bearing trust account at Wells Fargo Bank with Underhill serving as the escrow agent, and that Wells Fargo is not a party to the escrow agreement filed as Exhibit 99a. Please tell us how you concluded that the escrow arrangement complies with the requirements of Rule 419(b)(1). In your response, please specify the paragraph of the rule upon which you are

relying and explain in detail how you believe the contemplated arrangement satisfies the requirements set forth therein.

9. Throughout the prospectus, you make various references to when the offering is completed, when the offering may terminate, and when escrow will terminate. Revise throughout to distinguish these various references and ensure that your disclosure is consistent with your escrow agreement. As examples only, it is unclear when, how, and who will make the determination that the offering is completed as it relates to your statement that, "no funds shall be released to Charlotte Capital Corp. until such a time as offering is completed which release shall be limited to 10% of the proceeds." Further, in the last sentence of the second paragraph on your cover page, you state that the offering may terminate on the earlier of certain occurrences that you specify; however, these occurrences do not appear consistent with the terms of your escrow agreement, including Section 3(vii) thereof.

10. You state that you shall have the right, in your sole discretion, to extend the initial offering period an additional 180 days; however, this does not appear consistent with the terms of your escrow agreement. Please review and revise your disclosure to address this discrepancy.

11. You indicate that the shares held by Ms. Anderson will be placed into the escrow account along with the proceeds from any sale by Ms. Anderson. On page 19, you state that each shareholder has agreed to place her respective stock certificate with your legal counsel, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Please review and revise your disclosure to address this discrepancy.

12. We note that if the minimum offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees. Please tell us how this statement is consistent with Section 5 of the escrow agreement filed as Exhibit 99a, which provides that the escrow agent will receive a fee of $1,500, "$750 of which shall be paid by the registrant at the opening of escrow and the remainder of which fee shall be paid after the close of the offering" and that "all hard costs (wire fees, etc.) shall be deducted from disbursements." Revise your filing and/or escrow agreement as appropriate to ensure that they consistently and accurately address the deposit and release of funds in the escrow account.

13. You indicate that investors who do not reconfirm their investment will receive their "pro rata portion of the deposited funds (plus interest)." Yet, elsewhere in your registration statement, including on page 3, you state that no subscriber shall receive interest on the deposited funds. Further, the above-quoted language does not appear to contemplate the fact that 10% of the deposited funds may not be available to the investors, as the company is entitled to that amount upon completion of the offering. Please revise to clarify, if accurate, that no interest will be payable to investors and that up to 10% of the deposited funds may be released to the company in accordance with Rule 419 and as such

will not be available to nonconfirming investors. This comment also applies to your disclosure on page 6 regarding "The Offering."

14.   You refer readers to the section entitled "Risk Factors" on page 9, but your risk factor disclosure begins on page 8. Please revise as appropriate. Refer to Item 501(b)(5) of Regulation S-K.

15.   The table presented on this page indicates that 8 cents per share sold in the offering will be applied to underwriting discounts and commissions. Please revise the amounts set forth as proceeds to the company accordingly to reflect these deductions from the gross proceeds.

Summary Information and Risk Factors, page 5

16.   Please consider expanding the discussion under the subheading "Rights and Protections Under Rule 419" to provide an overview of such rights and protections afforded to investors. For example, consider describing briefly the rights and protections available to investors in the event the company executes an agreement for an acquisition meeting the requirements of Rule 419, as well as those available in the event that the company has not consummated an acquisition meeting such requirements within the prescribed time period.

17.   The following statement in unclear: "The net proceeds of this offering will be placed in an escrow account until the completion of a merger or acquisition as detailed herein other than up to 10% of the proceeds may [sic] be released to the company in accordance with Rule 419 following completion of the offering, which is expected to occur prior to entry into an acquisition agreement." Revise to explain briefly your reference to net proceeds, and to avoid suggesting that the offering will necessarily be completed. As previously noted, please also ensure that you clearly and consistently disclose whether the 10% of net proceeds may be released to the company when the minimum number of shares (250,000) is sold or when the offering is closed.

18.   Your statement, "In order to provide assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each current shareholder has agreed to place his/her respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated," is unclear. Revise to state where your current shareholder has agreed to place her certificate(s); clarify the terms of the relevant agreement; and tell us what consideration you have given to filing such agreement, either written or oral, with your registration statement. Revise to describe more fully the procedures you have established to preclude any sale of your securities prior to closing of a merger or acquisition.

The Offering, page 6

19.   You state in the first sentence of the second paragraph in this section that all subscription funds will be held in escrow "pending the achievement of the Minimum Offering," after

which no funds shall be released to you until such a time as the "escrow conditions" are met, except for the 10% that may be released upon completion of the offering. Please explain or revise the reference to the achievement of the minimum offering, as it is unclear what, if any, event is triggered by this occurrence. We note also that you refer investors to your Plan of Distribution section. However, your disclosure in the Plan of Distribution section beginning on page 14 does not clearly identify the escrow conditions that to which you refer. Revise to ensure that the escrow conditions are clearly identified here and/or on page 14 of your disclosure.

Risk Factors, page 8

20.   The captions in this section should concisely describe the risk to investors that results from the uncertainty or circumstances that affect your business. As examples only, the following captions merely state a condition about your business without highlighting for investors the risks associated with each:

- "Shares eligible for future sale may increase the supply of shares on the market," page 12; and
- "Subscriptions irrevocable," page 12.

Please expand your disclosure to ensure that each of your headings adequately describes the specific risk or risks that you are discussing in the text. In this regard, please consider using complete sentences as risk factor headings.

"Potential Conflicts of Interest May Result in Loss of Business," page 8

21.   Your statement, "Davis has no experience related to public company management" does not appear to relate to this offering. Please revise or advise.

"Rule 419 Limitations May Limit Business Combinations," page 8

22.   We are unable to locate the risk factor entitled "Conflicts of Interest" to which you refer. Please revise or advise.

Use of Proceeds, page 13

23.   Please clarify how you intend to use the proceeds of this offering and explain the order of priority depending on the number of shares sold in the offering. Ensure that your related disclosure is consistent throughout the filing. Here, you state that you will use the proceeds for working capital, yet elsewhere you state that you will use the funds to effectuate a merger or acquisition. Your disclosure should address the amount of funds necessary to accomplish each identified use. Refer to Instructions 1 and 3 to Item 504 of Regulation S-K.

24.   We note that your disclosure in this section does not take into account underwriting discounts and commissions, which you indicate on page 3 will equal 8 cents per share. Please revise your use of proceeds discussion to reflect the net proceeds to the company after such discounts and commissions.

Dilution, page 13

25.   Please provide the calculations to support the book value per share after the offering assuming the minimum numbers of shares are sold in this offering.

Plan of Distribution, page 14

26.   Further to comment 4 above, please revise this section to provide the disclosure called for by Item 508 of Regulation S-K with respect to Underhill's participation in the offering. In this regard, if Underhill is an underwriter, state briefly the nature of its obligations under the sales agent agreement, and provide a table showing the commission and discounts applicable to the shares sold by Underhill. The table must show the separate amounts to be paid by the company and the selling shareholder. Refer to paragraphs (a) and (e) of Item 508.

27.   You state that there is no written agreement for Ms. Anderson to sell all of the shares of the new issue on behalf of the company (1,000,000 shares) prior to selling the 8,000,000 shares held by her and that her agreement to that effect is not enforceable. Please tell us how these statements are consistent with Section 1 of the escrow agreement, which states that Ms. Anderson shall sell her shares only after Charlotte Capital Corp., Inc. has sold at least the minimum number of shares in its offering. Please review and revise your disclosure to address this discrepancy.

28.   Please clarify your reference to Charlotte Acquisition IV on page 16.

29.   You state that any subscription rejected will be returned to the subscriber within 5 business days of the rejection date. However, this language does not appear in the terms of your subscription agreement. Please advise or revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisition of Opportunities, page 23

30.   You state that your sole officer and shareholder has verbally agreed that she will advance to the company any additional funds which the company needs for operating capital and for costs in connection with searching for or completing an acquisition. It appears that she has further agreed that such advances will be made interest free without the expectation of repayment. It appears this agreement constitutes an oral contract that would be required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K if the contract were in writing. Please therefore provide a written description of the agreement,

including any agreed upon payment terms, and file it as an exhibit to the registration statement. Refer to Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Directors, Executive Officers, Promoters and Control Persons, page 24

31.   Please disclose the specific experience, qualifications, attributes or skills of your sole director that led to the conclusion that she should serve as a director. Refer to Item 401(e) of Regulation S-K.

32.   Include the disclosure responsive to Item 407(a) of Regulation S-K.

Background of Directors, Executive Officers, Promoters and Control Persons, page 24

33.   On the top of page 25, you state that your officer and director will offer the securities on the same basis as any other blank check company in which she is involved and to the same group of intended shareholders. Tell us and disclose the names of the other blank check companies to which you are referring. Revise Ms. Anderson's biographical information, as well as corresponding risk factor disclosure, to reflect her involvement with these entities. Further, clarify what "business pursuits" you are referring to in the statement, "Our officer and director is not a full time employee of our company and is actively involved in other business pursuits" also on page 25.

34.   Further, if Ms. Anderson does not have any experience identifying acquisition candidates for blank check companies, please revise your disclosure to state that clearly. Make similar revisions throughout the prospectus, as appropriate. Disclosure regarding Ms. Anderson's level of expertise should be clear and unambiguous.

Reports to Security Holders, page 27

35.   We note your statement that you intend to file a Form 8-A upon effectiveness of the registration statement. Please clarify if you intend to file the Form 8-A concurrently with the Form S-1. Refer to General Instruction A(D)(2) of Form 8-A. If you do not plan to make these filings concurrently, please revise your statement that after the offering, you will file periodic and current reports to maintain your fully reporting status. If you do not file the Form 8-A at the same time as the Form S-1, you will not be a fully reporting company upon effectiveness of the Form S-1. Explain that unless you register a class of securities under Section 12(g) of the Exchange Act in connection with the pending S-1, you will only be required to comply with the limited periodic reporting obligations required by Section 13(a) of the Exchange Act. This comment also applies to the disclosure on page 21 stating that you are "filing this registration statement on a voluntary basis because the primary attraction of the Registrant as a merger partner or acquisition vehicle will be its status as an SEC reporting company," which suggests that you will become a fully-reporting company immediately upon effectiveness of your Form S-1 registration statement.

Part II: Information Not Required in Prospectus

Item 14-Indemnification of Directors and Officers, page II-1

36.   You state that you will indemnify your officers and directors to the fullest extent
        permitted by Delaware law. Please revise to explain in materially complete detail the
        scope of indemnification to which you are obligated by virtue of the interaction of the
        terms of the articles of incorporation and Delaware law. Refer to Item 702 of Regulation
        S-K.

Item 16—Exhibits and Financial Statement Schedules, page II-2

37.   Please file the legality opinion of Harold Gewerter, Esq., or a form thereof, with your
        next amendment.

Notes to Financial Statements

Note E. Subsequent Event, page F-10

38.   Revise the filing to disclose the date through which subsequent events have been
        evaluated, and state whether that date is the date the financial statements were issued or
        the date the financial statements were available for issuance pursuant to ASC 855-10-50-
        1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney Adviser

cc: Via Email
       Harold Gewerter, Esq.